July 25, 2013
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 29, 2012
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 7, 2013
File No. 000-27038
Dear Ms. Collins:
We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. dated July 12, 2013 relating to the above referenced Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2012 and Form 10-Q for the Quarter Ended March 31, 2013.
For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 93

Comment 1. We note in your response to prior comment 1 that a deferred tax liability was established for the portion of the debt proceeds allocated to the value of the conversion feature and that as a result of recording the deferred tax liability, a valuation allowance release was recorded at the same time, which was credited to additional paid in capital. Tell us the amount of this release. You also state that when you performed your annual provision calculation, it was determined that the reversal of the valuation allowance was appropriate based upon future projected U.S. profits adjusted for permanent items, and not solely due to the future reversal of this taxable temporary differences. As a result, you recorded the release of the valuation allowance through the tax provision instead of additional paid-in capital. Please clarify the authoritative accounting literature you relied on and the factors you considered in determining to initially record the release of the valuation allowance as additional paid in capital and then to subsequently record the release through the tax provision.

Company Response. During the quarter ended December 31, 2011, we issued convertible debt and recognized $58.2 million of deferred tax liability in accordance with the guidance set forth in EITF 2005-08

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
July 25, 2013

and FSP APB 14-1. This deferred tax liability represents a source of future taxable income pursuant to ASC 740 (i.e., future reversals of existing taxable temporary differences represent a source of taxable income). As part of our interim tax provision, we evaluated the release of the pre-existing valuation allowance. We were implementing a new global IP strategy at the beginning of fiscal 2012. As of December 31, 2011, the details of the new intercompany transfer pricing were still in process. Accordingly, we were not able to rely on our long term forecast of future taxable income on a jurisdictional basis during the interim period ended December 31, 2011. We therefore recorded a release of $58.2 million in pre-existing valuation allowance against additional paid in capital during the first quarter of fiscal 2012 based on the guidance of ASC 740-270-30-6 and ASC 740-10-45-20.

As discussed in previous responses, during our fourth quarter annual provision calculation, we determined that the domestic valuation allowance was no longer required. This determination was supported entirely from our projected future U.S. profits adjusted for permanent items over the next three years. Based on this change in circumstance between interim periods, we applied the guidance from ASC 740-270 as well as the interpretations from various accounting firms below:

PricewaterhouseCoopers - 17.4.2 Subsequent Revisions
Tax attributed to financial statement components that are reported in an early quarter can be subsequently revised to reflect a change in the estimate of tax related to annual ordinary income or changes in year-to-date income or loss in other components. ASC 740-270 requires the computation of the interim provision to be performed on a year-to-date basis. As a result, the tax provision for a given quarter equals the difference between the provision recorded cumulatively for the year (via the estimated annual effective tax rate approach) less the amount recorded cumulatively as of the end of the prior interim period. Changes in circumstances from quarter to quarter might make it necessary to record the tax effects in a financial statement category that differs from the one in which the company recorded the tax effects during a previous quarter. The goal of the ASC 740-270 model is to treat the interim periods as components of the current annual period. As a result, the intraperiod allocation, like the estimated annual effective tax rate, must be updated and recomputed each quarter.

Deloitte - Adjustments of Intraperiod Tax Allocation From a Prior Interim Period
9.26 Assume that a tax effect is allocated to an item other than income from continuing operations during the first quarter of the current fiscal year. However, as a result of the occurrence of unanticipated events in the third quarter of the same fiscal year, the allocation of the tax effect to that item subsequently changes (e.g., the unanticipated events change the entity's assessment of the need for a valuation allowance for its DTAs). The change in tax effect should be reflected as an adjustment of the original allocation. The objective should be to properly reflect the intraperiod allocation of tax expense for the annual period. The intraperiod tax allocation should be adjusted throughout the year, if necessary, to achieve that goal.

Ernst & Young - Income Taxes
Interim Reporting Subsequent Measurement 740-270-35-6 A change in judgment that results in subsequent recognition, derecognition, or change in measurement of a tax position taken in a prior interim period within the same fiscal year is an integral part of an annual period and, consequently, shall be reflected as such under the requirements of this Subtopic. This requirement differs from the requirement in paragraph 740-10-25-15 applicable to a change in judgment that results in subsequent recognition, derecognition, or a change in measurement of a tax position taken in a prior annual period, which requires that the change (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
July 25, 2013

ASC 740-270-35-6 and the above interpretations are explicit that interim provisions within the same fiscal year are an integral part of an annual period and changes in judgment shall be reflected in subsequent periods. The objective is to properly reflect the intraperiod allocation of the tax expense components for the annual period.

We also considered the guidance within ASC 740-10-45-20 and interpretations from various accounting firms related to the impact on tax valuation allowances from deferred tax liability that was established upon the issuance of convertible debt. Specifically KPMG's interpretation states:

KPMG Accounting for Income Taxes
2.104 Convertible Debt with a Beneficial Conversion Feature. In addition to the temporary difference which may arise on convertible debt due to the differences in tax basis interest deductions and financial statement interest expense (refer to Paragraph 2.102) an additional deferred tax liability will arise if there is a beneficial conversion feature. When a conversion feature is issued in-the-money (i.e., the conversion price is less than the current market price of the shares into which the debt converts), ASC Subtopic 470-20 requires that the beneficial conversion feature be separately measured and recorded in additional paid-in capital via allocation of debt proceeds. The value attributed to the beneficial conversion feature recorded in additional paid-in capital is the intrinsic value measured at the commitment date as defined by ASC paragraphs 470-20-30-9 through 30-12. The debt is therefore recognized at a discount and this discount is accreted from the date of issuance to the stated redemption date of the convertible instrument. As discussed in ASC paragraph 740-10-55-51, the tax basis of the debt would be the entire amount of the proceeds received and therefore a temporary difference arises for which a deferred tax liability should be recorded. This deferred tax liability should be established initially as an adjustment to additional paid-in capital. The future reversal of a deferred tax liability recognized on issuance of a convertible debt instrument within the scope of the Cash Conversion subsections of Subtopic 470-20 may support the realization of deferred tax assets. In situations in which the establishment of that deferred tax liability directly results in a reduction of a valuation allowance on existing deferred tax assets, the effect of that reduction in the valuation allowance should be recorded in additional paid-in capital. See ASC paragraph 470-20-55-73 for an example illustrating the initial recognition of a deferred tax liability on issuance of a convertible debt instrument within the scope of the Cash Conversion subsections of Subtopic 470-20. Subsequent changes in the deferred liability related to the debt should be recorded as a component of income tax expense. ASC paragraphs740-10-55-51, 740-20-45-11(c)

Given that our valuation allowance release was supported entirely from our future projected income, and not solely or directly the result of the deferred tax liability established in connection with the convertible debt, the release of the valuation allowance was not a tax effect of the convertible debt issuance. We determined, in accordance with ASC 740-10-45-20, that the release of our entire valuation allowance, including the amounts previously recorded to additional paid in capital during our interim period of the same fiscal year should be included in income from continuing operations. Therefore the first quarter valuation release estimate was reversed in the fourth quarter upon finalization of our annual tax provision calculation to reflect the change in circumstances in accordance with the intraperiod allocation guidance and interpretations referenced above.

Comment 2. Please clarify whether you consider your deferred tax assets as of March 31, 2013 to be recoverable from the future reversal of the deferred tax liability associated with your convertible debt rather than future projected U.S. profits adjusted for permanent differences. If so, tell us how this impacted the accounting that you previously followed for the reversal of the valuation allowance as discussed in comment 1.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
July 25, 2013

Company Response. As required by ASC 740 we considered the reversal of all timing differences as part of our process in determining the need for a domestic valuation allowance as of March 31, 2013. This determination considered the weight of all positive and negative evidence, including all future sources of taxable income such as our revised projected future U.S. profits adjusted for permanent items and the future reversal of taxable temporary differences. No individual analysis with respect to taxable temporary differences associated with the convertible debt issuance was considered as of March 31, 2013, as such analysis would have only been relevant for the year end September 30, 2012 (the year the transaction occurred).

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

Comment 3. Your earnings release and earnings call for your second quarter discuss specific internal and external factors that materially affected your results during the quarter, such as sales execution issues, a continued shift in revenue models toward on-demand and ratable revenue streams, weaker than expected contributions from acquisitions, delayed revenues in your mobile business, and declining PC sales and structural changes in the Windows software distribution channel. They also discuss how you plan to address these issues. The corresponding MD&A disclosure in your Form 10-Q references certain of these issues, but does not appear to include a detailed discussion and analysis, including the extent that they materially impacted your results of operations for the quarter and could materially impact future results. Please expand your disclosure in future filings. See Item 303(b) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.

Company Response. In response to the Staff's comment, the Company will endeavor to expand its MD&A disclosure in future filings.

* * * * * * * * * *

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
July 25, 2013

We hereby acknowledge the following;

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments. Please direct your question or comments regarding our response to the undersigned at (781) 565-5000.
Sincerely,
/s/ Thomas L. Beaudoin
Thomas L. Beaudoin
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc
Daniel D. Tempesta, Nuance Communications, Inc.
Todd DuChene, Esq., Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation